SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Acacia Research Corporation

(Name of Issuer)

Acacia Research - CombiMatrix Common Stock

(Title of Class of Securities)

003881208

(CUSIP Number)

May 4, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP NO. 003881208

1.	Name of reporting persons.

Thomas B. Akin

I.R.S. Identification Nos. of above persons (entities only)

2.	Check the appropriate box if a member of a group

(a) ☐
(b) ☐

3.	SEC use only

4.	Citizenship or place of organization.

United States

Number of shares beneficially owned by each reporting person with

5.	Sole voting power

1,888,464 (1)

6.	Shared voting power

3,534,183 (2)

7.	Sole dispositive power

1,888,464 (1)

8.	Shared dispositive power

3,534,183 (2)

9.	Aggregate amount beneficially owned by each reporting person

5,422,647 (1)

10.	Check if the aggregate amount in Row (9) excludes certain shares ☐

11.	Percent of class represented by amount in Row 9

8.6%

12.	Type of reporting person

IN

CUSIP NO. 003881208

1.	Name of reporting persons.

Talkot Fund, L.P.

I.R.S. Identification Nos. of above persons (entities only)

91-1804621

2.	Check the appropriate box if a member of a group

(a) ☐
(b) ☐

3.	SEC use only

4.	Citizenship or place of organization.

California

Number of shares beneficially owned by each reporting person with

5.	Sole voting power

--

6.	Shared voting power

3,534,183 (3)

7.	Sole dispositive power

--

8.	Shared dispositive power

3,534,183 (3)

9.	Aggregate amount beneficially owned by each reporting person

3,534,183 (3)

10.	Check if the aggregate amount in Row (9) excludes certain shares ☐

11.	Percent of class represented by amount in Row 9

5.6%

12.	Type of reporting person

PN

Item 1(a).	Name of issuer:

Acacia Research Corporation

Item 1(b).	Address of issuer’s principal executive offices:

700 Newport Center Drive, 7th Floor Newport Beach, CA 92660

Item 2(a).	Names of person filing:

Thomas B. Akin; Talkot Fund, L.P.

Item 2(b).	Address of principal business office:

2400 Bridgeway, Suite 300 Sausalito, CA 94965

Item 2(c).	Citizenship:

Thomas B. Akin - United States Talkot Fund, L.P. - California

Item 2(d).	Title of class of securities:

Acacia Research - CombiMatrix Common Stock

Item 2(e).	CUSIP No.:

003881208

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Sec. 240.13d-1(b)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Thomas B. Akin; Talkot Fund, L.P. See Items 5-9 and 11 of cover page incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)
Includes 137,236 shares of AR - CombiMatrix stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of May 14, 2007, and 1,050,000 shares of AR-CombiMatrix stock issuable upon exercise of warrants that are currently exercisable. The calculation is based on a total of 59,569,769 shares of Acacia Research - CombiMatrix Common Stock outstanding known by the reporting person to be the issued and outstanding shares of AR-CombiMatrix stock as of May 11, 2007.

(2)
Includes 1,434,183 shares of AR-CombiMatrix stock held by Talkot Fund, L.P. and warrants held by Talkot Fund, L.P. to purchase 2,100,000 shares of Acacia Research - CombiMatrix Common Stock which are immediately exercisable. Mr. Akin serves as managing general partner of Talkot Fund, L.P. The calculation is based on a total of 59,569,769 shares of Acacia Research - CombiMatrix Common Stock outstanding known by the reporting person to be the issued and outstanding shares of AR-CombiMatrix stock as of May 11, 2007.

(3)
Includes warrants to purchase 2,100,000 shares of Acacia Research - CombiMatrix Common Stock which are immediately exercisable. The calculation is based on a total of 59,569,769 shares of Acacia Research - CombiMatrix Common Stock outstanding known by the reporting person to be the issued and outstanding shares of AR-CombiMatrix stock as of May 11, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2007

Talkot Fund, L.P.

By: /s/ Thomas B. Akin Thomas B. Akin, General Partner	/s/ Thomas B. Akin Thomas B. Akin

EXHIBIT INDEX

Exhibit A    Joint Filing Undertaking

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Talkot Fund, L.P.

By: /s/ Thomas B. Akin Thomas B. Akin, General Partner	/s/ Thomas B. Akin Thomas B. Akin